UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2015 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the Registrant is incorporated by reference into the Registrant's Registration Statements on Form F-3 (Registration No. 333-195794) and Form S-8 (Registration Nos. 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

On August 24, 2015, Perion Network Ltd. (the "Registrant") held an Extraordinary General Meeting of Shareholders at the offices of the Registrant located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 (the "Meeting").

At the Meeting, all of the proposals set forth in the Registrant's Proxy Statement, dated July 9, 2015, were duly approved: (i) the proposal to elect Mr. Michael Vorhaus as a director for a three year term (until the annual general meeting of the shareholders of the Registrant to be held in the year 2017 and the due election of his successor); and (ii) the proposal to reelect Mr. Avichay Nissenbaum as one of the external directors of the Registrant for an additional three year term (commencing on September 27, 2015), all as more fully described in the Notice of the Meeting and Proxy Statement, which were filed on Form 6-K by the Registrant on July 9, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd. By: /s/ Limor Gershoni Levy Name: Limor Gershoni Levy Title: Corporate Secretary & General Counsel

Date: August 25, 2015